Exhibit 99.4

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal.  Computershare Investor Services Inc. or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

CALEDONIA MINING CORPORATION PLC
LETTER OF TRANSMITTAL

TO: CALEDONIA MINING CORPORATION PLC ("Caledonia" or the "Corporation")
TO: COMPUTERSHARE INVESTOR SERVICES INC. (the "Transfer Agent" or "Computershare")
Capitalized terms used but not defined in this Letter of Transmittal have the meanings given to such terms in Caledonia's management information circular dated May 23, 2017 (the "Circular"). Shareholders should refer to the Circular for particulars of the Share Consolidation Resolutions.  A copy of the Circular is available on SEDAR at www.sedar.com on the Corporation's profile.
The undersigned hereby represents and warrants that: 1) the undersigned is the owner of the number of Common Shares represented by the share certificate(s) or DRS Advice(s) described below and delivered herewith; and 2) the undersigned has good title to the Common Shares represented by the said certificate(s) or DRS Advice(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such Common Shares.
Certificate(s)/DRS Advice(s)	Name in which Registered	Number of Common Shares

Please print or type particulars. If space is insufficient, attach a list in the above form.
(A) SHAREHOLDERS WITH 100 OR MORE COMMON SHARES.  The above-listed share certificate(s)/DRS Advice(s) is/are hereby surrendered in exchange for a certificate or DRS Advice reflecting the new CUSIP/ISIN number assigned to the Common Shares as a result of implementation of the Share Consolidation Resolutions as fully described in the Circular.  To the extent that a Shareholder would be entitled to a fractional share following the Share Consolidation, no new DRS Advice or share certificate will be issued in respect of that fraction. Instead, the fractional share will be purchased for cash on the basis described in the Circular and payable on surrender of the share certificate(s)/DRS Advice(s).
In respect of the number of post-Share Consolidation Common Shares to which the undersigned is entitled as a consequence of and following the Share Consolidation, the undersigned authorizes and directs Computershare as follows (select only one):

To issue a physical share certificate; OR	To enter such Common Shares into the Direct Registration System ("DRS")

- OR -

(B) SHAREHOLDERS WITH FEWER THAN 100 COMMON SHARES.  The above-listed share certificate(s)/DRS Advice(s) is/are hereby surrendered in order that they may be exchanged for payment equal to that number of pre-consolidation Common Shares which would otherwise result in a fractional Common Share as a result of the Share Consolidation multiplied by an amount equal to the average closing price of the Common Shares on the TSX for the 5 trading days immediately prior to the Effective Time
(payment for a fraction under (A) or (B) (subject to a minimum value of the payment of £5 (or, as applicable, the equivalent amount calculated by converting such amount at the daily average £/Canadian dollar exchange rate posted by the Bank of Canada for the business day preceding the sale), amounts at or under which will be retained for the benefit of the Company in accordance with the Share Consolidation Resolutions and the articles of association of the Company) being the "Cash Consideration").

At the Effective Time, any holder of fewer than 100 Common Shares (whether a Registered Shareholder or a Non-Registered Shareholder) shall cease to have any rights as a shareholder of the Corporation other than the right to be paid the Cash Consideration.  If you hold Common Shares represented by the above-listed share certificate(s)/DRS Advice(s) on behalf of a Non-Registered Shareholder(s) holding fewer than 100 pre-Consolidation Common Shares, please indicate the total number of pre-Consolidation Common Shares so held: ____________________________.
Pursuant to the above, the undersigned authorises and directs Computershare to issue and deliver in the case of (A) a DRS Advice or share certificate representing the Common Shares to which the undersigned is entitled and, if applicable, a cheque, representing the Cash Consideration; and in the case of (B) a cheque representing the Cash Consideration to which the undersigned is entitled, in the name and to the address as indicated below or, if no instructions are given, in the name and to the address of the undersigned as appears on the register of Common Shares maintained by Computershare on behalf of Caledonia.
Intermediaries will be required to advise Computershare at or prior to 09:00 a.m. (UK time) on Thursday, June 15, 2017 (or such other date as the Board of Directors may, in its sole discretion, determine) (the "Determination Date") of the number of Shareholders for whom they are holding fewer than 100 Common Shares and the number of Common Shares so held for the purposes of determining the number of Non-Registered Shareholders affected by the Share Consolidation Resolutions and the number of Common Shares which will be eliminated pursuant to the Share Consolidation Resolutions.
The undersigned agrees to execute, upon request, any additional documents and other assurances as may be necessary or desirable to carry out the Share Consolidation Resolutions, and acknowledges that all authority herein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder herein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be. The undersigned further agrees that all questions as to validity, form, eligibility and acceptance of any Common Shares and/or Letters of Transmittal submitted in connection with the Share Consolidation shall be determined by the Corporation in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Corporation, Computershare or any other person to give notice of any defect or irregularity in any such surrender of Common Shares and no liability will be incurred by any of them for failure to give any such notice.

Name (please print clearly)
Address

City Province Postal Code
Telephone (Office) (Home) ( ) ( )	Social Insurance Number	Tax Identification Number

Date: ___________________________ ______________________________________
 Signature of Shareholder

 STATUS AS U.S. SHAREHOLDER
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW
(See Instruction 5)

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder:
☐ The person signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The person signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is described under Instruction 5.

To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must duly complete and timely return to the Transfer Agent the enclosed Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information in Instruction 5, " U.S. Shareholders".

INSTRUCTIONS
1.	Use of Letter of Transmittal
(a)
Each registered shareholder holding share certificate(s)/DRS Advice(s) of Caledonia must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) or DRS Advice(s) described herein to Computershare at the office listed below.  The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(b)
Share certificate(s) or DRS Advice(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c)
Share certificate(s) or DRS Advice(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder.  Such signature must be guaranteed by an "Eligible Institution" or in some other manner satisfactory to Computershare.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. or banks and trust companies in the United States.
(d)
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e)	Caledonia reserves the right if it so elects in its absolute discretion to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it.
2.	Lost Share Certificates
If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Computershare together with a letter stating the loss.  Computershare will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3.	Cancellation of Rights after Ten Years
Following the Effective Time, any holders of post-Share Consolidation fractional Common Shares (whether a Registered Shareholder or a Non-Registered Shareholder) shall cease to have any rights as a shareholder of the Corporation in respect of that fractional shareholding other than the right to be paid the Cash Consideration.  Any such holder who has not surrendered the share certificate(s)/DRS Advice(s) representing the previous Common Shares that then constitute their post-Share Consolidation fractional Common Share in accordance with the Letter of Transmittal on or prior to the tenth anniversary date of the Effective Time will cease to have any claim or interest of any kind or nature against the Corporation or Computershare for the Cash Consideration or otherwise.
4.	Privacy Notice
Computershare is committed to protecting your personal information.  In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services.  We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected.  It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.  Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.
5.	U.S. Shareholders
You are a "U.S. Shareholder" if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity classified as a corporation for U.S. federal income tax purposes) or partnership (including an entity classified as a partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over the trust's administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
United States federal income tax law generally requires a U.S. Shareholder who receives cash in exchange for Shares to provide the Transfer Agent with its correct Taxpayer Identification Number ("TIN"), which, in the case of a Shareholder who is an individual, is generally the individual's social security number.  If the Transfer Agent is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service (the "IRS") and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder.  If withholding results in an overpayment of taxes, a refund may be obtained by the U.S. Shareholder by filing a U.S. tax return and complying with all other necessary requirements.
To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that it is no longer subject to backup withholding; (3) that the holder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien); and (4) that the FATCA code(s) entered on the form (if any) indicating exemption from FATCA reporting is correct.
Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements.  To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Form W-9, write "Exempt" in Part II of such form, and sign and date the form.  See the instructions in the enclosed Form W-9 (the "W-9 Guidelines") for additional instructions.
If Common Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Guidelines for information on which TIN to report.
If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Guidelines for instructions on applying for a TIN, (ii) write "Applied For" in the space for the TIN in Part I of the Form W-9, and (iii) sign and date the Form W-9 and the Certification of Awaiting Taxpayer Identification Number set forth in this Letter of Transmittal.  In such case, the Transfer Agent may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Transfer Agent, and if the Transfer Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If a Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. Such appropriate IRS Form W-8 may be obtained from the Transfer Agent.
A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE SHARE CONSOLIDATION. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS AND COMPLYING WITH ALL OTHER NECESSARY REQUIREMENTS. THE TRANSFER AGENT CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.
6.	Miscellaneous
Additional copies of the Letter of Transmittal may be obtained from Computershare at the office listed below.  Any questions should be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

By Mail :	P.O. Box 7021 31 Adelaide St East Toronto, Ontario M5C 3H2 Attn: Corporate Actions	By Registered Mail, or by hand or courier :	100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attn: Corporate Actions